UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 6)

NXP Semiconductors N.V.

(Name of Subject Company (Issuer))

Qualcomm River Holdings B.V.

(Offeror)

an indirect, wholly-owned subsidiary of

QUALCOMM Incorporated

(Ultimate Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common shares, par value €0.20 per share

(Title of Class of Securities)

N6596X109

(CUSIP Number of Class of Securities)

Donald J. Rosenberg

Executive Vice President, General Counsel and Corporate Secretary

QUALCOMM Incorporated

5775 Morehouse Drive

San Diego, California 92121

Telephone: (858) 587-1121

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Scott A. Barshay Steven J. Williams Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 +1 212 373 3000	Christiaan de Brauw Allen & Overy LLP Apollolaan 15 PO Box 75440 Amsterdam 1070 AK Netherlands +31 20 674 1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$38,449,657,591.00	$4,456,315.31
*	Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 335,177,459 common shares, par value €0.20 per share (not including treasury shares), of NXP Semiconductors N.V. multiplied by the offer consideration of $110.00 per share, (ii) the net offer consideration for 9,862,580 shares issuable pursuant to outstanding options with an exercise price less than $110.00 per share (which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $110.00 minus the weighted average exercise price for such options of $37.05 per share), (iii) 7,090,302 shares subject to issuance pursuant to restricted stock units multiplied by the offer consideration of $110.00 per share and (iv) 733,897 shares subject to issuance pursuant to outstanding performance-based restricted stock units multiplied by the offer consideration of $110.00 per share. The foregoing share figures have been provided by the issuer to the offeror and are as of November 15, 2016, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,456,315.31	Filing Party: Qualcomm River Holdings B.V. and QUALCOMM Incorporated
Form or Registration No.: Schedule TO	Date Filed: November 18, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission on November 18, 2016 (together with any amendments and supplements thereto, the “Schedule TO”) in relation to the tender offer by Qualcomm River Holdings B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (“Purchaser”) and an indirect, wholly owned subsidiary of QUALCOMM Incorporated, a Delaware corporation (“Qualcomm” or “Parent”), for all outstanding common shares, par value €0.20 per share (the “Shares”), of NXP Semiconductors N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (“NXP”) at a price of $110.00 per share, less , upon the terms and conditions set forth in the offer to purchase dated November 18, 2016 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO and the related Letter of Transmittal remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Amendment to the Schedule TO

Items 1, 4 and 11. Summary Term Sheet; Terms of the Transaction; and Additional Information.

Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“On April 4, 2017, Parent announced an extension of the expiration of the Offer to 5:00 p.m., New York City time, on May 2, 2017, unless the Offer is further extended or earlier terminated in accordance with the Purchase Agreement. The Offer was previously scheduled to expire at 5:00 p.m., New York City time, on April 4, 2017.

The Depositary has advised Parent and Purchaser that, as of 5:00 p.m., New York City time, on April 3, 2017, 54,811,284 Shares (excluding 11,635 Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee), representing approximately 16.3% of the outstanding Shares, have been validly tendered pursuant to the Offer and not properly withdrawn.

The full text of the press release issued by Parent announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(J) and is incorporated by reference herein.”

Item 11. Additional Information

The disclosure under Section 16 – “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase on page 64 of the Offer to Purchase is hereby amended and supplemented by adding the following paragraph after the fourth paragraph of such section:

“The waiting period applicable to the Offer and the other transactions contemplated by the Purchase Agreement under the HSR Act expired effective April 3, 2017 at 11:59 p.m., New York City time. Accordingly, the portion of the Antitrust Clearance Condition relating to the expiration or termination of any applicable waiting period applicable to the Offer and the other transactions contemplated by the Purchase Agreement under the HSR Act has been satisfied.”

The disclosure under Section 16 – “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase on page 64 of the Offer to Purchase is hereby amended and supplemented by adding the following paragraph after the thirteenth paragraph of such section:

“Germany: Based on a review of the currently available information about the business of NXP, the parties have concluded that a notification must be filed with the Federal Ministry of Economics and Technology of Germany (Bundesministerium für Wirtschaft und Energie (“BMWi”)). According to the German Foreign Trade and Payment Ordinance (Außenwirtschaftsverordnung (“AWV”)), the transactions contemplated by the Purchase Agreement, to the extent certain German operations of NXP are affected, may not be consummated unless approved by the BMWi. On March 17, 2017, Purchaser, with the consent of NXP, submitted its application for clearance under the AWV to the BMWi.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(J)	Text of Press Release issued by QUALCOMM Incorporated, dated April 4, 2017, announcing extension of Tender Offer.

Amendments to the Offer to Purchase and the Other Exhibits to the Schedule TO

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, as amended, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

All references to “5:00 p.m., New York City time, on April 4, 2017” in the Offer to Purchase (Exhibit (a)(1)(A)), Letter of Transmittal (Exhibit (a)(1)(B)), Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) and Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) are hereby amended and replaced with “5:00 p.m., New York City time, on May 2, 2017.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2017

Qualcomm River Holdings B.V.

By:	/s/ Adam Schwenker
Name: Adam Schwenker
Title: Managing Director B

QUALCOMM Incorporated

By:	/s/ Adam Schwenker
Name: Adam Schwenker
Title: Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 18, 2016.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Text of Summary Advertisement as published in The Wall Street Journal on November 18, 2016.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Joint Press Release issued by QUALCOMM Incorporated and NXP Semiconductors N.V., dated October 27, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on October 27, 2016).

(a)(5)(B)	Investor Presentation, dated October 27, 2016 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on October 27, 2016).

(a)(5)(C)	Text of Press Release issued by QUALCOMM Incorporated, dated November 18, 2016, announcing launch of Tender Offer.*

(a)(5)(D)	Transcript of Video Message from Steve Mollenkopf, Chief Executive Officer of QUALCOMM Incorporated, first made available to employees of NXP Semiconductors N.V. on October 27, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on October 27, 2016).

(a)(5)(E)	Transcript of Investor Conference Call held by QUALCOMM Incorporated and NXP Semiconductors on October 27, 2016 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on October 27, 2016).

(a)(5)(F)	Transcript of Remarks of George S. Davis, November 29, 2016.*

(a)(5)(G)	Letter to QUALCOMM Incorporated Employees from Steve Mollenkopf, Chief Executive Officer, QUALCOMM Incorporated, dated December 2, 2016.*

(a)(5)(H)	Text of Press Release issued by QUALCOMM Incorporated, dated February 6, 2017, announcing extension of Tender Offer.*

(a)(5)(I)	Text of Press Release issued by QUALCOMM Incorporated, dated March 7, 2017, announcing extension of Tender Offer.*

(a)(5)(J)	Text of Press Release issued by QUALCOMM Incorporated, dated April 4, 2017, announcing extension of Tender Offer.

(b)(1)	364-Day Bridge Loan Facility Commitment Letter, dated October 27, 2016, by and among QUALCOMM Incorporated, Goldman Sachs Bank USA, Goldman Sachs Lending Partners LLC, JPMorgan Chase Bank, N.A.*

(b)(2)	Bridge Joinder Letter, dated November 8, 2016, by and among QUALCOMM Incorporated, Goldman Sachs Bank USA, Goldman Sachs Lending Partners LLC, JPMorgan Chase Bank, N.A. and the additional lenders party thereto.*

(b)(3)	Credit Agreement, dated November 8, 2016, by and among QUALCOMM Incorporated, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on November 9, 2016).

v

(b)(4)	Amended and Restated Credit Agreement, dated November 8, 2016, by and among QUALCOMM Incorporated, the lenders party thereto and Bank of America, N.A., as administrative agent, swing line lender and L/C issuer (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on November 9, 2016).

(b)(5)	Letter of Credit and Reimbursement Agreement between Qualcomm River Holdings B.V. and Mizuho Bank, Ltd., dated as of November 22, 2016 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on November 29, 2016).

(b)(6)	First Amendment to Letter of Credit and Reimbursement Agreement between Qualcomm River Holdings B.V. and Mizuho Bank, Ltd., dated as of November 23, 2016 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on November 29, 2016).

(b)(7)	Continuing Agreement for Standby Letters of Credit between Qualcomm River Holdings B.V. and The Bank of Tokyo-Mitsubishi UFJ, Ltd., dated as of November 22, 2016 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on November 29, 2016).

(b)(8)	Reimbursement and Security Agreement between Qualcomm River Holdings B.V. and Sumitomo Mitsui Banking Corporation, dated as of November 22, 2016 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on November 29, 2016).

(b)(9)	Letter of Credit Application by QUALCOMM Incorporated to Bank of America, N.A., dated as of November 23, 2016 (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on November 29, 2016).

(c)	Not applicable.

(d)(1)	Purchase Agreement, dated as of October 27, 2016, by and between Qualcomm River Holdings B.V. and NXP Semiconductors N.V. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on October 27, 2016).

(d)(2)	Letter Agreement, dated as of October 27, 2016, by and between QUALCOMM Incorporated and Qualcomm River Holdings B.V. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on October 27, 2016).

(d)(3)	Pledge, Assignment and Security Agreement, dated as of October 27, 2016, by and between NXP Semiconductors N.V. and Qualcomm River Holdings B.V. (incorporated by reference to Exhibit A of Exhibit 10.1 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on October 27, 2016).

(d)(4)	Disclosed Pledge of Receivables, dated as of October 27, 2016, by and between NXP Semiconductors N.V. and Qualcomm River Holdings B.V. (incorporated by reference to Exhibit B of Exhibit 10.1 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on October 27, 2016).

(d)(5)	Confidentiality Agreement, effective as of July 4, 2016, by and between QUALCOMM Incorporated and NXP B.V.*

(d)(6)	Exclusivity Agreement, dated as of October 6, 2016, by and between QUALCOMM Incorporated and NXP Semiconductors N.V.*

(d)(7)	Power of Attorney, dated as of November 18, 2016.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

vi